Filed pursuant to Rule 433

January 16, 2014

Relating to

Preliminary Prospectus Supplement dated January 15, 2014 to

Registration Statement No. 333-181827

THE STATE TREASURY OF THE REPUBLIC OF POLAND

Represented by the Minister of Finance

Pricing Term Sheet

Issuer:	The State Treasury of the Republic of Poland Represented by the Minister of Finance
Principal Amount:	U.S.$2,000,000,000
Maturity Date:	January 22, 2024
Coupon:	4.000%
Price to Public:	99.194%
Yield to Maturity:	4.099%
Spread to Benchmark Treasury:	+125 basis points
Benchmark Treasury:	UST 2.750% due November 15, 2023
Benchmark Treasury Yield:	2.849%
Interest Payment Dates:	January 22 and July 22, commencing July 22, 2014
Pricing Date:	January 16, 2014
Settlement Date (T+3):	January 22, 2014
CUSIP / ISIN:	857524AC6/US857524AC63
Denominations:	U.S.$1,000 and integral multiples thereof
Day Count:	360-day year of twelve 30-day months
Joint Bookrunners:	Barclays Capital Inc., Citigroup Global Markets Inc. and Goldman Sachs International
Ratings of the Republic of Poland:	A2 (Moody’s) / A- (S&P) / A- (Fitch)

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at +1 888 603 5847, Citigroup Global Markets Inc. at +1 800 831 9146, or Goldman Sachs International at +1 866 471 2526.